Exhibit 77C
For period ending   May 31, 2006


File number 811-8765



Managed High Yield Plus Fund Inc.

On February 3, 2006 the Funds shareholders elected board members at a special meeting of shareholders. Pursuant to Instruction 2 of Sub-Item
77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action regarding the election of directors since there were no solicitations in opposition to the registrants nominees and all of the nominees were elected.